September 17, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Mr. Ethan Horowitz

  Ms. Wei Lu

Re:	EOG Resources, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020—Filed February 25, 2021

File No. 001-09743

Ladies and Gentlemen:

On behalf of EOG Resources, Inc. (the “Company”) and as a follow-up to the Company’s discussion today with Ms. Wei Lu of the staff (the “Staff”) of the United States Securities and Exchange Commission regarding the letter from the Staff to the Company, dated September 9, 2021 and with respect to the above-referenced filing of the Company, I hereby confirm that the Company will respond to the Staff’s comments set forth in such letter on or before October 7, 2021.

If you have any questions regarding the foregoing, please contact me at 713-651-6260, Tim Driggers, the Company’s Executive Vice President and Chief Financial Officer, at 713-651-6946, or Amos Oelking, the Company’s Senior Counsel, at 713-651-7146.

Sincerely,

/s/ Michael P. Donaldson

Michael P. Donaldson
Executive Vice President, General Counsel and Corporate Secretary

cc:     Mr. Timothy K. Driggers

Ms. Ann D. Janssen

Mr. Gary Y. Peng